

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 5, 2007

Mr. Kevin E. Shaffer
Chief Financial Officer
Educate Inc.
1001 Fleet Street
Baltimore, Maryland 21202

   Re: **Educate, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 16, 2006

      Forms 10-Q for Fiscal Quarters Ended September 30, 2006
      File No. 0-50952

Dear Mr. Shaffer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director